FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For February 3, 2004

Commission File Number 000-29726

STET Hellas Telecommunications S.A.
(Exact name of registrant as specified in its charter)

STET Hellas Telecommunications S.A.
(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit Index
SIGNATURE
Exhibit 99.1

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated February 3, 2004 announcing change of STET Hellas’ brand name from TELESTET to TIM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 3, 2004

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release dated February 3, 2004 announcing change of STET Hellas’ brand name from TELESTET to TIM.

STET Hellas Telecommunications SA

STET HELLAS RE-BRANDS FROM TELESTET TO TIM—
INDUCTS GLOBAL BRAND TO GREEK MARKET

ATHENS, February 3, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the change of its brand name “TELESTET” to “TIM”, introducing to the Greek market a well-established and internationally-recognized brand name.

The company’s re-branding to “TIM”, is a joint strategic initiative between STET Hellas’ and Telecom Italia Mobile’s (TIM) managements, aimed at strengthening the company’s image by leveraging on TIM’s brand awareness as well as on the advanced technical know-how and innovation associated with the TIM group. This re-branding will not only lead to an improved product & service offering to all of STET Hellas’ customers, but also enable the company to further reap the financial benefits of increased synergies and economies of scale with TIM— STET Hellas’ majority shareholder and the leading European mobile operator in number of lines.

Moreover, the company will be better-positioned within a wider European market context, as the company’s re-branding will highlight its membership in the greater mobile alliance, established last summer between Orange SA (UK), Telefonica Moviles (Spain), TIM (Italy), and T-Mobile (Germany) aiming towards the joint development of roaming, voice, data and mobile Internet services, the rollout of joint multinational marketing offers and the development of handsets.

As Greece’s representative of this seamless global mobile alliance— that reaches over 170 million existing customers, across 15 countries, and creates one of the world’s largest mobile communities, STET Hellas re-positions itself in a global light, taking advantage of all related strategic opportunities to offer its customers world-class services, thereby securing the company’s continuous long-term growth.

Furthermore, today’s re-branding will provide STET Hellas with a competitive advantage for this summer’s Olympic Games, facilitating the full exploitation of roaming revenues, through preferential agreements, both during the Olympic Games and throughout the extended holiday period.

The company’s legal name continues to be STET Hellas Telecommunications S.A., under which it will continue to be listed on the Nasdaq National Market (STHLY) and the Amsterdam Stock Exchange (STHLS).

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

“Today’s re-branding announcement enables STET Hellas to take its rightful place within the European mobile landscape, and is one more step that will secure the company’s continuous prosperity in a changing market environment and interdependent global community,” noted Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “In this new stage of the mobile telecommunications industry, whereby partnerships are essential in driving the communications industry forward, we will capitalize on TIM’s global reach, as well as on the international footprint of the greater mobile alliance, to continue to grow our company and its value.”

- END -

Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.7 million customers in Greece, the company’s TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.